FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Awarded “Authority to Operate” on U.S. Department of Defense Networks	2.

Document 1

  NEWS RELEASE
August 8, 2013

FOR IMMEDIATE RELEASE
BlackBerry Awarded “Authority to Operate” on U.S. Department of Defense Networks

DISA deploying BlackBerry Enterprise Service 10 to support BlackBerry 10 smartphones on DoD networks

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced the U.S. Defense Information System Agency (DISA) has given BlackBerry® Z10 and BlackBerry® Q10 smartphones with BlackBerry® Enterprise Service 10, the Authority to Operate (ATO) on Department of Defense (DoD) networks. BlackBerry is the first Mobile Device Management (MDM) provider to obtain an ATO.

With the ATO, DISA is now developing the infrastructure to support BlackBerry 10 smartphones. DISA is architecting the capacity to support 10,000 BlackBerry 10 smartphones by this fall and 30,000 by the end of 2013 on DoD networks.

“Being the first smartphones to be supported on U.S. Department of Defense networks further establishes BlackBerry’s proven and validated security model,” said Scott Totzke, SVP, BlackBerry Security Group at BlackBerry. “With foreign entities – governmental and criminal – ramping up attacks on electronic communications and information systems, BlackBerry provides government agencies with a proven partner that follows top-to-bottom security protocols.”

Receiving the ATO is a critical step forward in the security certification process. The approval demonstrates that BlackBerry 10 smartphones meet DoD’s most stringent security requirements. BlackBerry 10 smartphones will enable DoD personnel to have the ability to securely connect to networks and access assets from work. The BlackBerry mobile infrastructure provides a highly responsive, intelligent and intuitive mobile computing experience while ensuring the personal and the corporate information on a user’s phone are kept separate and safe.

For more information about BlackBerry 10, please visit: www.blackberry.com/BB10.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

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Media Contact:
Kim Geiger
BlackBerry Media Relations
+1-289-261-5642
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 8, 2013	By:	/s/Steven E. Zipperstein
(Signature)
Steven E. Zipperstein Chief Legal Officer & Corporate Secretary